Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Appendix 4C: Quarterly Cash Flow Report

MELBOURNE – July 31, 2019 – Benitec Biopharma (ASX: BLT, NADSAQ: BNTC) ("Benitec" or the "Company"), a clinical-stage biotechnology company developing novel genetic medicines via the proprietary DNA-directed RNA interference (ddRNAi) platform combining RNA interference with gene therapy, today announced its Appendix 4C for the quarter ending 31 July 2019.

Highlights:

•	Cash reserves of approximately AUD $22 million
•	Streamlined operations through workforce reduction resulting in extended financial runway; retained staff members key to core R&D
•	Financial runway to extend through BB-301 (OPMD) targeted clinical trial

Jerel A. Banks, M.D. Ph.D., Executive Chairman and Chief Executive Officer of Benitec Biopharma, commented on today's news, “With cash reserves of $22 million, the Company’s current financial position is strong.  Management has taken steps to streamline operations and ensure our primary ddRNAi product candidate, BB-301, will progress to receive meaningful data from clinical trials.  Management recently conducted a reduction in the workforce to align key staff members with the company’s strategic goals.  The team we have in place is focused on building value for our shareholders, and we will continue to evaluate all facets of our business to ensure optimal performance.”

In the third quarter 2019, Benitec conducted a workforce reduction of approximately 50%.  Through this streamlining of operations, the Company retained staff members who are key to the achievement of its core research and development goals.  The current team will continue to work diligently on Benitec’s primary asset, BB-301.

Benitec also reported a strong financial position for the quarter, with a current bank balance for Q2 2019 of approximately AUD $22 million.

About Benitec Biopharma Limited

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec's plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec's product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Investor Relations
M Group Strategic Communications Jay Morakis Managing Director Tel: +1 646 859 5951 Email: jmorakis@MGroupSC.com